Alliance Media Group Holdings, Inc.

400 N Congress Avenue

Suite 130

West Palm Beach, FL 33401

September 5, 2014

By EDGAR Transmission and by USPS

Linda Cverkel

Branch Chief

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Alliance Media Group Holdings, Inc.

Form 10-K for the year ended December 31, 2014

Filed May 19, 2014

File No. 000-54942

Ladies and Gentlemen:

On behalf of Alliance Media Group Holdings, Inc. (the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated September 4, 2014, providing the Staff’s comments with respect to the above referenced reports.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Form 10-K for the fiscal year ended December 31, 2013

Note 6 – Investment in Carbolosic

1.   We note from the footnotes to your financial statements included in your Form 10-Q for the period ended June 30, 2014 that you monitor investments in non-consolidated affiliates for impairment at least annually and make appropriate reductions in the carrying value if you determine that an impairment charge is required based on qualitative and quantitative information. In this regard, please tell us what consideration you have given to potential impairment of your investment in Carbolosic in light of the ongoing losses associated with this investment since acquisition, and explain why you believe the license for CTS technology is recoverable and has future economic value at June 30, 2014. Please provide us with your analysis which supports the basis for your conclusions. As part of your response, please include key assumptions used, your basis for those assumptions, and when it was performed. Please note that to the extent you

U.S. Securities and Exchange Commission

September 5, 2014

have assumed certain future cash flows generated from this patent, please provide us with factual evidence that supports these assumptions, and if actual results have not matched assumptions explain why. If after further consideration, you determine that your investment is no longer recoverable, you should revise your financial statements accordingly. We may have further comment upon reviewing your response.

COMPANY RESPONSE:

As described in the notes to the financials for the quarter ended June 30, 2014, the Company, pursuant to ASC 350-30, reviews the investment in Carbolosic, LLC on at least an annual basis or whenever events or circumstances indicate that the investment might be impaired. The Company believes that it is critical to note that the CTS technology was acquired by the Company as part of a plan to develop and produce an inexpensive source of alternative energy from cellulose materials as developed by the scientists at the University of Central Florida who originally created this patented process. The process has been effective in the laboratory and the Company’s plans are to construct facilities to commercialize this technology. The Company realized that upon acquisition of this technology, a company structure would be needed as well as a significant investment in plant and personnel before revenue would first be generated and that the start-up period for such an undertaking could take several years to complete.

Although the CTS technology was acquired late in 2013, the Company prepared forecasts and budgets for use at December 31, 2013 as part of its annual review of the investment as well as for planning the required capital that would be needed to implement the process. The Company prepared projections based on financial and technical/scientific data determined by the key personnel in each such department within the Company. The related assumptions and process facts include, among other facts, the scientific yield projections for the process based on various levels of raw material input, the costs to obtain the raw cellulose materials, the required capital expenditures for each processing facility and the operating costs of the facility. Revenue was not projected to begin until the 3rd quarter of 2014 since the earlier periods are ones in which capital is to be raised and production agreements entered into. At the time of the filing of the Form 10-Q for the period ended June 30, 2014, no event or circumstance had occurred that would indicate the existence of any impairment as planning and development was continuing. Your comment notes ongoing losses which the Company fully expected during this design and development phase and, in fact, the losses were only approximately $32,000 in the period.

As further evidence of the Company’s aggressive action toward achieving value through this investment, on July 13, 2014, the Company announced that, through its affiliate Carbolosic, LLC, it has entered into an agreement with the United States Regional Economic Development Authority (USREDA) to provide up to $150,000,000 in debt funding for the construction of

U.S. Securities and Exchange Commission

September 5, 2014

five (5) Cellulose to Sugar (CTS) plants in South Florida through the South Atlantic Regional Center (SARC). USREDA is one of the largest and most respected processors of investment-based immigration (EB-5) programs. The agreement calls for the construction of five (5) Carbolosic plants over the next several years starting with the first plant in rural Palm Beach County. Each plant costs approximately $30,000,000 in Capital Expenses and Licensing Fees and can produce more than $112,000,000 in revenues each year, at full capacity.

In addition, on July 23, 2014 the Company announced, through its affiliate Carbolosic, LLC, the signing of a significant agreement for the sale of its products, when available, to PFL Petroleum, a significant marketer of alternative fuels. Shortly thereafter, the Company received the results of its first commercial scale testing of the technology and the results were positive.

The Company believes that it has considered the impairment testing and has not identified an event or circumstance that has occurred since the last testing date of December 31, 2013 that would indicate the existence of any factor that might cause it to adjust the carrying value of the CTS technology investment.

Please be further advised that the Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (310) 396-1691.

Sincerely,

ALLIANCE MEDIA GROUP HOLDINGS, INC.

By:	/s/ Daniel de Liege
Daniel de Liege
President